U.S. Securities and Exchange Commission April 20, 2017
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628
Attn.: Cecilia Blye, Office of Global Security Risk

RE: McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2016 (the “Form 10-K”)
Filed January 25, 2017
File No.: 1-14920

Dear Ms. Blye:
Please find below our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated March 23, 2017, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.
Commission Comment:
Form 10-K for Fiscal Year Ended November 30, 2016
General

1.
You stated in your letter to us dated May 22, 2014 that you purchased goods originating in Syria, a country that is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria since the referenced letter, whether through subsidiaries, joint ventures, distributors, vendors or other direct or indirect arrangements. You should describe any goods you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of that country or entities it controls.

McCormick & Company Response:

1.
Since the referenced letter, we have continued not to enter into any agreements or arrangements or have any other contact with the Syrian government or with entities known to be controlled by that government. We have also continued not to sell any of our products into Syria. We do purchase goods of Syrian origin, and that business is conducted legally and in compliance with all applicable U.S. economic sanctions and export controls, as imports of Syrian origin food from non-designated parties is not restricted under the U.S. sanctions against Syria. We consider our purchases of Syrian origin goods immaterial (such purchases represented less than two-tenths of one percent of our consolidated costs of goods sold in fiscal 2016).

Our purchases of Syrian origin goods consist only of the following:

•	purchases of Syrian origin cumin and anise seeds by our subsidiary McCormick Foods Australia Pty Limited, an Australian company, for consumption in our operations in the Asia/Pacific region;

•	purchases of Syrian origin cumin by our subsidiary McCormick Polska S.A., a Polish company, for consumption in our European operations;

•	purchases of Syrian origin cumin and anise seeds by our subsidiary Drogheria e Alimentari S.p.A., an Italian company, for consumption in our European operations;

•	purchases of Syrian origin cumin and anise seed by our subsidiary McCormick Global Ingredients Limited, a Cayman Islands company, for consumption in our U.S. and European operations; and

•
purchases from a U.S. vendor of cumin oleoresin that may contain Syrian origin ingredients by our subsidiary McCormick South Africa Pty Limited, a South African company, for consumption primarily in our operations in that country.

Each McCormick subsidiary noted above purchases its Syrian origin goods for import into countries other than the U.S. from independent third-party vendors located outside of Syria that are unaffiliated with Syrian suppliers. Purchases of Syrian origin goods for import into the U.S. are also purchased this same way, as well as directly from Syrian suppliers and transactions incidental to such purchases from non-designated parties (including payments) are authorized pursuant to the general license in the Syrian Sanctions Regulations at 31 C.F.R. §542.530. Therefore, all of these purchases are consistent with the Syrian Sanctions Regulations, 31 C.F.R. Part 542.
Commission Comment:
Form 10-K for Fiscal year Ended November 30, 2016
General

2.
Please discuss for us the materiality of the contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

McCormick & Company Response:

2.
As discussed below, our business activities with respect to Syria represent an insignificant part of the business activities of our consolidated operations. As noted above, we do not sell any of our products into Syria. Any purchases from Syria are conducted in compliance with applicable law. In addition, we employ an automated software system that screens all of our customers and suppliers to flag whether they appear on a number of different lists, including OFAC’s Specially Designated Nationals List and Foreign Sanctions Evaders List.

Food and medicines have long been permitted exceptions to, or otherwise authorized under, U.S. government imposed sanctions. In light of this fact, and since we comply with applicable law, including U.S. sanctions administered by OFAC, to conduct the very limited business that has been conducted, we believe there has not been, nor will there be, adverse investor sentiment from the business that has been conducted. We note that our investor relations department has received no calls from investors concerning our purchases of Syrian origin goods. In addition, we have not noticed an adverse effect on our stock price as a result of our letter you referenced dated May 22, 2014 since it became publicly available.

We also have no assets in, or liabilities associated with, Syria. Again, no products have been sold into Syria. Our purchases from Syria for fiscal years 2017 (year to date), 2016, 2015 and 2014 were dollar-based and were approximately $390,000, $1,900,000, $2,200,000 and $4,000,000, respectively, representing less than two-tenths of one percent of our total costs of goods sold for those periods.
* * * *

In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information or documents, please telephone me at (410) 771-7830.

By:	/s/ Jeffery D. Schwartz
Jeffery D. Schwartz
Vice President, General Counsel & Secretary

Copy to:
Pradip Bhaumik, Special Counsel, Office of Global Security Risk (SEC)
Roger Schwall, Assistant Director, Division of Corporation Finance (SEC)
Lawrence E. Kurzius, Chairman, President and Chief Executive Officer
Michael R. Smith, Executive Vice President & Chief Financial Officer

4